Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-31527

Subject Company: Concord EFS, Inc.

An Amendment and Abeyance Agreement among First Data Corporation, Monaco Subsidiary Corporation and Concord EFS, Inc. dated as of December 14, 2003 was filed by First Data Corporation as Exhibit 2.1 to its Current Report on Form 8-K filed today and is incorporated by reference in this filing.

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First Data Corporation and Concord EFS, Inc. issued the following joint press release today:

Investor Relations Contacts:
David Banks (First Data) 303-967-8057	Ed Winnick (Concord) 302-791-8484

Media Relations Contacts:
Staci Busby (First Data) 303-967-7188	Melinda Mercurio (Concord) 302-791-8109

First Data and Concord EFS Reach Agreement with Department of Justice

Allowing the Proposed Merger to Proceed;

Companies Agree Concurrently on New Value for the Transaction

First Data Agrees to Divest Interest in NYCE; Terms Call for Reduction in Exchange Ratio

Companies Will Discuss Transaction on 9 a.m. EST Conference Call Today

DENVER and MEMPHIS, Tenn. – December 15, 2003 – First Data Corp. (NYSE: FDC), a national leader in electronic commerce and payment services, and Concord EFS Inc. (NYSE: CE), a leading electronic transaction processor, today announced a proposed agreement with the U.S. Department of Justice (DOJ), eight states and the District of Columbia on terms that will allow the companies to complete their proposed merger by the end of the first quarter 2004.

In connection with the DOJ settlement, the two companies also agreed to new financial terms, with a new value of approximately $6.9 billion, based on First Data’s closing price on Friday, December 12, 2003, of $39.30. The revised merger agreement also extends the original January 31, 2004 end date to April 30, 2004 to allow sufficient time to obtain the necessary shareholder approvals of the revised terms. The revised agreement increases transaction certainty by eliminating many, but not all, conditions to completing the merger. The boards of both companies have approved the revised agreement.

Upon completion of the transaction, the combined company will provide banks, merchants and their customers with more options to conveniently and securely conduct a full range of electronic payment transactions. The combined company will have approximately $10 billion in annual revenues with more than 31,000 employees worldwide.

The proposed agreement with the DOJ calls for First Data to divest its 64 percent ownership of the NYCE Corporation, an electronic funds transfer network. In addition, First Data has agreed to hold NYCE as a separate unit pending the divestiture.

“We are pleased to move forward with the completion of this transaction,” said First Data Chairman & CEO Charlie Fote. “This combination represents a significant step in developing an open and flexible electronic payments system that will foster competition to the benefit of consumers, merchants and banks. The combined company will provide broad benefits to shareholders.

“This settlement removes uncertainty and allows the companies to proceed with achieving the benefits of this merger,” Fote added. “We also believe the new financial terms represent a fair value for both sets of shareholders.”

“We are delighted that we have come to an agreement with the Department of Justice and we can move forward with this merger to the benefit of our shareholders, our clients and employees,” said Dick Kiphart, chairman of the board, Concord. “The revised transaction terms increase the likelihood that the merger will be completed. We look forward to joining the First Data family.”

Under terms of the new agreement with Concord, First Data will exchange 0.365 First Data common shares for every Concord common share. At Friday’s (December 12, 2003), closing price of First Data stock, the transaction was valued at $14.34 for each common share of Concord. This exchange ratio represents a reduction from the original exchange ratio of 0.40 shares.

To complete the transaction, First Data will issue approximately 175 million common shares to Concord shareholders. Upon completion of the transaction based on the current shares outstanding, Concord shareholders will own approximately 19 percent of the outstanding shares of the combined First Data/Concord. The exchange of shares in the merger is expected to qualify as a tax-free reorganization, allowing Concord shareholders to defer any gain on their shares for U.S. income tax purposes.

The impact of the transaction in total to First Data’s earnings per share depends on the timing of realizing the anticipated synergies, which is dependent on the closing date of the merger and the timing of the divestiture of NYCE. This could result in a slightly dilutive impact to the company’s 2004 earnings, prior to restructuring and integration charges. It is expected to be accretive thereafter. The company expects to generate cost savings of approximately $205 million in 2006.

The transaction is subject to necessary shareholder approvals. Closing is expected sometime in the first quarter of 2004.

Merrill Lynch and JP Morgan served as financial advisors to First Data, and Sidley Austin Brown & Wood LLP and Bingham McCutchen LLP served as legal advisors. Goldman, Sachs & Co. and William Blair & Co. served as financial advisors to Concord, and Kirkland & Ellis served as legal advisor.

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CONFERENCE CALL:

First Data and Concord will host a conference call to discuss the transaction today, December 15, at 9 a.m. EST.

To participate in the call, dial 888-831-9087 (U.S. only) or 630-395-0288 (international) ten minutes prior to the start of the call and use passcode FDC.

A replay of the conference call will be available beginning December 16 continuing through 5 p.m. EST December 19 by calling 800-333-1859 (U.S.) or 402-220-0205 (international). No passcode is required.

About First Data

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include a total of approximately 169,000 agent locations in more than 195 countries and territories.

About Concord

Concord EFS, Inc., a vertically integrated electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord’s primary activities include Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and STARsm network access principally for financial institutions; and Payment Services, which provides point of sale processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies. For more information, visit us at www.concordefs.com.

Not a Proxy Solicitation

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data Corporation and Concord EFS, Inc. will be filing an amended proxy statement/prospectus with the Securities and Exchange Commission (SEC) and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE AMENDED PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data and Concord, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the amended proxy statement/prospectus, when it becomes available.

Notice to Investors, Prospective Investors and the Investment Community

Cautionary Information Regarding Forward-Looking Statements

Statements in this press release regarding the proposed merger of First Data Corporation and Concord EFS, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties, which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees; (f) successfully leveraging First Data/Concord’s comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for card-based payment transactions and other product markets; (h) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data/Concord’s businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact First Data/Concord’s or its major customer’s operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (l) no material breach of security of any First Data/Concord’s systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of First Data/Concord to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of First Data/Concord, and other risks and uncertainties described from time to time in First Data/Concord’s public filings with United States Securities and Exchange Commission.

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